# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OLD NATIONAL BANCORP /IN/, CIK 0000707179
CUSIP: 680033107
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1 MAIN ST, EVANSVILLE, Indiana (IN), 47708
Date of event which requires filing of this statement: 02/26/2026
Filed by CIK 0002064726
Persons authorized to receive notices and communications: Daniel C. Reardon, Otto Bremer Trust, 30 E 7th Street, Suite 2900, St. Paul, Minnesota (MN), 55101, (651) 227-8036; C. Michelle Chen, Sullivan & Cromwell LLP, 1700 New York Ave NW, Suite 700, Washington, District Of Columbia (DC), 20006, (202) 956-7500

## Reporting persons
- Otto Bremer Trust (CIK 0002064726): type of reporting person: other (OO); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 41,210,548; shared voting power 0; sole dispositive power 41,210,548; shared dispositive power 0; aggregate amount beneficially owned 41,210,548 (10.6% of the class)
  Comment: For Rows 7, 9, 11 and 13, see Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: OLD NATIONAL BANCORP /IN/
Address of issuer's principal executive offices: 1 MAIN ST, EVANSVILLE, Indiana (IN), 47708
Comment: This Amendment No. 1 amends and supplements the Schedule 13D, originally filed on May 7, 2025, (the "Schedule 13D") and is being filed with the Securities and Exchange Commission (the "SEC") by the Otto Bremmer Trust (the "Reporting Person") identified herein relating to the Common Stock, no par value (the "Common Stock") of Old National Bancorp (the "Issuer"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On February 25, 2026, the Issuer and Caroline S. Johnson, Francis M. Miley, and Daniel C. Reardon, solely in their respective capacities as trustees of the Reporting Person (the "Trustees"), entered into a Stock Repurchase Agreement (the "Stock Repurchase Agreement"). Pursuant to the Stock Repurchase Agreement, the Issuer agreed to repurchase from the Trustees and the Trustees agreed to sell and deliver, or cause to be delivered, to the Issuer 1,926,782 shares of Common Stock (the "Shares") at a purchase price of $25.95 per Share, which per Share price was agreed upon between the Issuer and the Trustees on February 11, 2026, based on the range of intraday trading prices for the Common Stock on the NASDAQ Stock Exchange on that date, for an aggregate purchase price of $49,999,992.90. The sale of the Shares closed on February 26, 2026. The foregoing description of the Stock Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Repurchase Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Item 4 and the cover page for each Reporting Person, which are incorporated by reference herein.

As of the date of this Statement, the Reporting Person beneficially owns 41,210,548 shares of the Common Stock, constituting approximately 10.58% of the outstanding shares of the Common Stock. This percentage is based on 389,673,000 shares of the Common Stock outstanding as of January 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person is the beneficial owner, and has the sole power to vote and direct the disposition, of 41,210,548 shares of the Common Stock. The Reporting Person does not have any rights to purchase additional shares of the Common Stock.

The Trust has three Trustees. Any action by the Reporting Person with respect to the shares of Common Stock may be taken only by majority vote of the Trustees and, therefore, no Trustee individually has voting or dispositive power with respect to the shares.
Transactions in the class effected during the past sixty days: Except as otherwise described in this Statement, the Reporting Person has not effected any transactions in any shares of the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Person herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented to add the information set forth in Item 4 of this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 is hereby amended by adding the following: Exhibit 99.1: Stock Repurchase Agreement, dated February 25, 2026, by and among Old National Bancorp, and Caroline S. Johnson, Francis M. Miley, and Daniel C. Reardon.

## Signatures
- Otto Bremer Trust: /s/ Daniel C. Reardon, Daniel C. Reardon, Co-CEO and Trustee (03/02/2026)